

May 18, 2020

Sachin Shah
Chief Executive Officer
Brookfield Renewable Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM12, Bermuda

> **Re: Brookfield Renewable Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed May 4, 2020**
> **File No. 333-237996**

Dear Mr. Shah:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed May 4, 2020

Exchanges of BEPC Exchangeable Shares for BEP Units, page 12

1. Information in your registration fee table and prospectus cover page disclose that the number of units you are registering here represents the maximum number of non-voting limited partnership units of Brookfield Renewable Partners L.P. (BEP) to be issued by BEP or to be delivered by Brookfield Renewable Corporation (BEPC) or Brookfield Asset Management Inc. in connection with any exchange, redemption or purchase, as applicable, from time to time of class A exchangeable shares of BEPC. Please provide your analysis on the form eligibility for each of your exchange scenarios, specifically, (i) the primary exchange right, (ii) the BEP overriding call right, and (iii) the secondary exchange rights. We note that under the primary exchange right, BEPC will deliver or issue to the tendering holder one BEP unit for each BEPC share tendered, or its cash equivalent, and

BEPC does not appear to be an F-3 eligible registrant at this time and is not a co-registrant on this registration statement.

General

2. We note that this registration statement is related to the pending registration statement on Form F-1, last amended on April 22, 2020, filed by BEPC and BEP. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments on the pending registration statement on Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mile T. Kurta